UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 20, 2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

(Translation of registrant’s name into English)

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Recent Amendments

On January 20, 2017, we entered into Amendment No. 6 to the senior secured credit facility agreement, as amended and restated (the “SSCF” and such Amendment, the “SSCF Sixth Amendment”), dated as of February 19, 2013, between Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and Pacific Drilling S.A. (the “Company” and, together with its subsidiaries, the “Companies”, “we” or “our”), as guarantor, and the agents and lenders party thereto from time to time, and Amendment No. 6 to the senior secured revolving credit facility agreement, as amended, (the “2013 Revolving Credit Facility,” such Amendment, the “RCF Sixth Amendment” and, together with the SSCF Sixth Amendment, the “Sixth Amendments”), dated as of June 3, 2013, between the Company, certain of its subsidiaries and the agents and lenders party thereto from time to time.

The Sixth Amendments amend or waive application of certain financial covenants contained in the SSCF and the 2013 Revolving Credit Facility for the first two fiscal quarters of 2017, as described further below, and provide for certain other amendments and clarifications.

For the fiscal quarters ending on March 31, 2017 and June 30, 2017, the Sixth Amendments (i) waive any breach of our obligation to comply with a maximum leverage ratio (adjusted net debt to adjusted EBITDA) and (ii) amend the net debt to applicable rig covenant (adjusted net debt to number of applicable rigs) to require us to maintain such ratio at no greater than $400 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the SSCF and 2013 Revolving Credit Facility.

In addition, the SSCF Sixth Amendment waives the application of the loan to rig value covenant in the SSCF on the next valuation date, June 30, 2017.

Finally, the RCF Sixth Amendment restricts our ability to grant additional liens or refinance certain existing indebtedness until the earlier of (i) our election and compliance with the maximum leverage ratio and net debt to applicable rigs covenants under the RCF and (ii) publication of our financial results for the fiscal quarter ending September 30, 2017.

In consideration for the Sixth Amendments, (i) we repaid, and cancelled commitments for, $25.0 million under the 2013 Revolving Credit Facility and (ii) we paid an amendment fee of $1 million, apportioned among the lenders under the SSCF and 2013 Revolving Credit Facility, and other fees and expenses associated with the Sixth Amendments.

Concurrently with the execution of the Sixth Amendments, we made a $76.0 million prepayment of the SSCF, in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, and we applied $31.7 million of cash collateral pledged to the SSCF lenders in August 2016 to the next principal installments due in May 2017 under the SSCF.

Before giving effect to any of the foregoing payments, as of December 31, 2016, we had $626.2 million of cash and cash equivalents and restricted cash, of which $31.7 million was pledged to the lenders under the SSCF as cash collateral in August 2016.

On January 23, 2017, we issued a press release announcing the execution of the Sixth Amendments. A copy of that release is attached to this report on Form 6-K as Exhibit 99.1.

The information contained in this current report on Form 6-K  shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K.

These documents are available through the Company’s website at www.pacificdrilling.com or through the website of the U.S. Securities & Exchange Commission at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	January 23, 2017	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

Index of Exhibits

Exhibit	Description of Exhibit

Exhibit 99.1	Press Release Announcing the Execution of the Sixth Amendments